SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
TERREMARK WORLDWIDE, INC.

(Name of Subject Company)
TERREMARK WORLDWIDE, INC.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
881448203

(CUSIP Number of Class of Securities)
Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies of communications to:

Jaret L. Davis, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, Florida 33131 (305) 579-0500	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, AZ 85016 (602) 445-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Recommendation Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Terremark Worldwide, Inc., a Delaware corporation (the “Company”), on February 11, 2011 and amended on February 15, 2011, February 18, 2011 and March 1, 2011. The Recommendation Statement relates to the cash tender offer by Verizon Holdings Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), described in Purchaser’s and Parent’s Tender Offer Statement on Schedule TO filed with the SEC on February 10, 2011 as amended on February 18, 2011, February 28, 2011 and March 15, 2011.
     Except as set forth below, the information set forth in the Recommendation Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 2. Identity and Background of Filing Person.
     Item 2, “Identity and Background of Filing Person” is hereby amended and supplemented by deleting the first paragraph set forth under the heading “Identity and Background of Filing Person—Permissible Extensions of the Offer” and replacing it in its entirety with the following paragraph containing updated information:
     The Offer was initially scheduled to expire at midnight, New York City time, on March 10, 2011. Pursuant to the terms and subject to the conditions of that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of February 28, 2011, among the Company, Purchaser and Parent (“Amendment No. 1” or “Amendment No. 1 to the Merger Agreement”), the then-scheduled expiration date of the Offer was extended to midnight, New York City time, on March 21, 2011. On March 15, 2011, the Company received notice from Parent that the expiration date of the Offer will be extended to midnight, New York City time, on Thursday, March 31, 2011. If at any scheduled expiration of the Offer, any Offer Condition is not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, then Purchaser must extend the Offer on one or more occasions for consecutive periods of at least five (5), but no more than ten (10), business days, each as determined by Parent (or for such longer period(s) as Parent and the Company may otherwise agree) to permit such Offer Conditions to be satisfied. Moreover, Purchaser will extend the expiration of the Offer on one or more occasions for the minimum period(s) required by applicable law, including regulations of the SEC and of Nasdaq applicable to the Offer. In all cases, however, Purchaser is not required to extend the expiration of the Offer to any date subsequent to July 31, 2011, which is the outside termination date of the Merger Agreement.

Item 8. Additional Information.
     Item 8, “Additional Information” is hereby amended and supplemented by deleting the second paragraph set forth under the heading “Additional Information—Regulatory Approvals—Antitrust Laws of the United States” and replacing it in its entirety with the following paragraph containing updated information:
     In connection with the purchase of Shares, Parent and the Company filed Notification and Report Forms with the DOJ and the FTC pursuant to the HSR Act on February 25, 2011. As a result, the waiting period under the HSR Act with respect to the Offer was scheduled to expire at 11:59 p.m., New York City time, on March 14, 2011. On March 14, 2011, the Company received a request for additional information and documentary material (commonly referred to as a “Second Request”) from the DOJ in connection with the DOJ’s review of the Offer and the Merger. On March 14, 2011, Parent notified the Company that it had also received a separate Second Request from the DOJ. Parent’s Second Request extends the waiting period imposed by the HSR Act until 11:59 p.m., New York City time, ten (10) days after Parent has substantially complied with its Second Request unless that period is extended voluntarily by Parent or terminated sooner by the DOJ. Parent has notified the Company that it intends to cooperate with the DOJ to comply promptly with its Second Request. The Company intends to cooperate with the DOJ to comply promptly with the delivery of all requested information. It is a condition to the Offer (and Purchaser’s obligation to accept for payment and pay for all Shares validly tendered and not withdrawn, assuming that all other Offer Conditions have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived) that the waiting period under the HSR Act shall have expired.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2011	TERREMARK WORLDWIDE, INC.
	By:	/s/ Adam T. Smith
Adam T. Smith
Chief Legal Officer